

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 17, 2008

Via Mail and Fax

Libano Miranda Barroso
Chief Financial Officer
TAM S.A.
Avenida Jurandir, 856, Lote 4, 1° andar, CEP 04072-000
São Paulo, SP, Brazil

> **RE: TAM S.A.**
> **Form 20-F for the Year Ended December 31, 2007**
> **File Number: 333-131938**

Dear Mr. Barroso:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to our comments where indicated. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2007

Item 4. Information on the Company, page 21
B. Business Overview, page 24
Fleet, page 33
Maintenance, page 35

1. We note that you have a number of agreements with service providers related to maintenance of aircraft engines. Please tell us the terms of these contracts, including whether payments are based on actual services performed or on use of the aircraft (rate per hour or otherwise), and how you account for the costs of maintenance under the contracts.

Item 5. Operating and Financial Review and Prospects, page 49
A. Operating Results, page 49

2. When results of operations for any year significantly differ relative to one or both of the other years presented in this section, please consider an overview that clearly summarizes the significant factors causing such variance(s). For example, net income for 2006 is significantly greater than that for 2007 and 2005, but it is not readily apparent from your disclosures why, despite the variances in individual statement of operations line items that have been presented. In this regard, please provide us with such a summary in explanation of 2006 relative to 2007 and 2005.

3. Please explain to us with a view to disclosing (i) why cost of services rendered for 2007 as a percent of 2007 net revenues is significantly higher than the comparative ratio in the prior two fiscal years, (ii) why selling expenses increased only 8.7% for 2006 from 2005 when net revenues increased 30.0% for 2006 from 2005, while selling expenses increased 22.2% for 2007 from 2006 when net revenues increased only 11.0% for 2007 from 2006, and (iii) why executive management fees are lower in 2006 relative to 2007 and 2005, and what such fees represent.

Principal Factors Affecting Our Financial Condition and Results of Operations, page 49
Effects of exchange rate variations …, page 50

4. You disclose on page 14 that a majority of your revenues are denominated in reais and on page 50 that your revenues are mostly received in reais. However, you further disclose on page 50 that in 2007 and 2006, 30.0% and 22.1%, respectively, of your revenues were denominated in reais. Please reconcile your disclosures for consistency in regard to the proportion of your revenues that are denominated in reais wherever made in your filing.

5. Based on your disclosures, it appears that your results of operations are materially impacted by foreign currency exchange. In this regard, please quantify the aggregate impact of foreign currency exchange recorded on each of revenues and expenses. To

the extent material, also quantify the impact of such on individual operating expense items discussed within each comparative discussion. For example, in the "operating expenses" section, you refer to the percentage appreciation of the real relative to the U.S. dollar in several places but have not quantified such effect on reported amounts.

Costs and expenses, page 52

6. Please explain to us why it is appropriate under Brazilian GAAP, as well as U.S. GAAP pursuant to EITF 01-9, to record discounts to travel, tourism and cargo agents in regard to ticket sales and cargo shipping as a component of costs and expenses rather than as a reduction of the associated revenue. Tell us the aggregate amount of discounts given to agents in 2007.

Net financial income (expense), pages 58 and 61

7. We note from note 23 to your financial statements that this is composed of several items. Please quantify here each component for each period presented. Discuss the underlying reasons associated with material changes between comparative periods in each of the significant components. For example, it appears such disclosure would focus on "interest income from financial investments," "financial instrument gains/losses," "interest expense" and "exchange variation." In regard to "exchange variation," explain to us and disclose why it is an expense in 2007 and income in 2006 and 2005. Further, disclose what exchange variation represents and why it is appropriate to present such as a financial expense.

Quarterly operational data, page 61

8. Please explain to us and revise to disclose the significant factors affecting comparability of quarterly periods presented. For example, tell us and disclose what caused the loss for the quarter ended June 30, 2007 and why net income is significantly higher for the period ended September 30, 2006 relative to the other periods within 2006.

B. Liquidity and Capital Resources, page 64

9. Please explain to us and disclose how credit cards affect your cash flows and working capital. Discuss the extent to which customers' credit card balances are payable directly to you or to credit card companies from which in turn you receive payment for transactions by credit card customers. Include the relevant terms and conditions of your arrangements with credit card companies and how such affect the timing of any payments you receive from them.

Net cash generated by operating activities, page 65

10. Please quantify in terms of cash the significant factors and associated underlying reasons that significantly contributed to the material changes in cash flows of operating activities for comparative periods. Note that references to changes in line items in the statements of cash flows, like net income and accrued and deferred items, do not necessarily provide a sufficient basis for a reader to analyze the impact on cash. Refer to Section IV.B.1 of the staff's "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Indebtedness, page 65

11. To give readers a more complete context of interest expense associated with your indebtedness, disclose the full effective interest rate existing for debt outstanding at the end of each of the last two years presented and the full weighted average rate of each debt issue outstanding during each of three years presented.

Item 8. Financial Information, page 77
A. Consolidated Statements and Other Financial Information, page 77
Legal Proceedings, page 77

12. In regard to tax proceedings, disclose how you intend to fund the difference between amounts provided and deposited and the timing of payments to be made in satisfying the obligation recorded.

Item 11. Qualitative and Quantitative Disclosures About Market Risks, page 103
Exchange rate risk, page 103

13. Please tell us and disclose the proportion of the exchange rate risk associated with your costs and operating expenses hedged by currency futures contracts. Tell us and disclose the basis for the fair value of the contracts and the relative relationship between the fair value of the contracts and the amounts of the costs and expenses they are hedging.

Consolidated Statements of Cash Flows, page F-11

14. Please explain to us how "Transfer of property, plant and equipment intended for sale" within cash flows from investing activities represents a cash inflow from investing activities.

Notes to the Consolidated Financial Statements, page F-13
Note 2(d). Property, plant and equipment, page F-15

15. You state that maintenance expenditures for engines are capitalized and depreciated through the date scheduled for the next maintenance. Please tell us and revise to disclose your accounting policy for maintenance for other than engines.

Note 7. Advances to aircraft manufacturers and for aircraft maintenance, page F-21

16. We note the R$119,633 of contractual advances for aircraft maintenance at December 31, 2007. Please tell us and disclose the party to whom the advances were made (for example, third-party maintenance providers, third-party aircraft lessors, etc.) and a general description of the terms of the contracts requiring the advances. To the extent advances relate to contracts with aircraft lessors, tell us and disclose whether amounts not used for maintenance are refundable, and if non-refundable, how you account for amounts not expected to be used for maintenance and how such amounts are estimated. To the extent advances relate to contracts with maintenance providers, tell us and disclose the basis for your accounting for such advances.

Debt, pages F-25, F-26, F-33

17. Please disclose the full interest rate applicable at each year end presented to each series of outstanding debt disclosed, particularly those for which the interest rate is referenced to another variable.

Note 16. Provision for contingencies and judicial deposits, page F-30

18. In regard to the disclosure on page F-31 "Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable," please clarify for us and in your disclosure from which party's or parties' perspective "success" is gauged, the "remaining amounts" referred to and whether or not you have accrued any amounts for these matters.

Note 19. Income tax and social contribution, page F-34

19. Given the materiality of the amount of "temporary differences" indicated in the table on page F-35, please separately quantify each significant component of which this amount is comprised.

Note 20(i). Change in accounting practice for maintenance, page F-39

20. Please revise to describe your accounting under the built-in overhaul method here on in your property, plant and equipment policy on page F-15 and describe for us the effects that the change to the built-in overhaul method had on your balance sheet and statements of operations.

Note 23. Financial income and expense, page F-42

21. Please disclose the financial instruments and the associated amounts to which the financial instrument gains/losses in the table relate.

Note 26. Financial instruments, page F-43

22. Based on disclosure elsewhere in the filing that a significant portion of your costs and operating expenses are denominated in US dollars and other foreign currencies, please clarify the last sentence under "ii. Foreign exchange rate risk."

Note 29. Summary of the Principal Differences …, page F-47
(h) Loyalty program – incremental cost, page F-55

23. In computing the accrual for the incremental cost of your loyalty program, it appears you take into consideration the probability of points expiring and of earned awards not being redeemed. However, it appears you accrue for the incremental costs of the program only as they relate to awards that have been fully earned and do not take into consideration the probability of partially earned awards being fully earned and redeemed. In this regard, please tell us why you believe it is appropriate to apply a probability assessment for purposes of disqualifying points and awards from your accrual, but do not apply a probability assessment for purposes of qualifying points and awards for your accrual.

(i) Recognition of revenue – revenue in the loyalty program partners, page F-56

24. You state that revenue related to air transportation provided is valued at current market rate. Please tell us and revise to disclose how you determine current market rate. In addition, tell us and disclose the actual period over which points are expected to be used.

(j) Stock option plan, page F-56

25. Please provide the following disclosures pursuant to FAS 123R:
    (a) information regarding options exercisable (paragraph A240(b)(1)(c));
    (b) relevant information pursuant to paragraph A240(c)(2);
    (c) relevant information pursuant to paragraph A240(d);
    (d) expected term of options (paragraph A240(e)(2)(a)); and
    (e) information pursuant to paragraph A240(h).

    Also, disclose the basis for risk free interest rate, expected term and expected volatility. In regard to expected term and expected volatility, refer to SAB Topic 14 for guidance.

(n) Deferred income tax and social contribution, page F-60

26. Please disclose the amount of the valuation allowance for each year reported, and the basis for the allowances and reasons for changes in the amounts reported from the preceding year. Refer to paragraph 43.c and the immediate sentence thereafter of FAS 109.

(s) Condensed consolidated financial statements under U.S. GAAP, page F-63
(iii) Condensed statements of stockholders' equity movement under U.S. GAAP, page F-67

27. Similar to your disclosure in notes 29(p) and 29(q), please disclose differences in classification of statements of cash flow items between Brazil and US GAAP. For example, disclose the difference in presentation of interest payments as financing activities under Brazil GAAP and as operating activities under US GAAP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    · the company is responsible for the adequacy and accuracy of the disclosures in the filings;
    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief